Exhibit 99.2

For Immediate Release

89.3% Increase in Net Profit
CNOOC Ltd. Announces its Record-breaking 1H Result

(Hong Kong, August 27, 2008) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that benefiting from both of the favorable oil price environment and its solid operational performance, in the first half of 2008, the Company’s oil and gas sales increased 63.9% compared with the same period last year, reached 54.46 billion RMB, while its net profit recorded 27.54 billion RMB, representing a notable year on year (YOY) growth of 89.3%.

For the first half of 2008, the Company’s oil and gas production increased to 92.4 million BOE, representing an 8.3% increase over the same period last year. Our net production of crude oil increased by 7.1% to reach 72.9 million barrels, while its gas production saw a 12.8% increase to reach 112.5 billion cubic feet.

As a result of the high oil prices during the period, the Company’s average realized oil price reached US$102.49 per barrel, represents a YOY increase of 74.3%. Its average realized gas price was US$3.66 per thousand cubic feet, up 14.0% from the same period last year.

The Company’s operations proceeded smoothly for the past six months, with all of its exploration, development, production and engineering segments achieved satisfactory progress.

For exploration, there were 6 new discoveries, five of which, Kenli 3-2, Kenli 10-1, Qinghuangdao 35-2, Weizhou 6-3 and Wenchang 19-1N were independent discoveries. Lufeng 7-2 was the only PSC discovery. Meanwhile, we have successfully appraised 3 oil and gas structures. During the period, three new projects have successfully commenced production, which are Weizhou 11-4N, Xijiang 23-1 and Wenchang oil fields. All other main projects are processing well on schedule.

The effective cost control is another important achievement CNOOC Ltd. obtained for the first half of the year. In the face of the global inflation and the escalating cost throughout the industry, excluding the factors of exchange rate and production tax, our major cost per barrel only experienced a slight raise.

Mr. Fu Chengyu, Chairman and Chief Executive Officer comments, “I am proud to announce that by streamlining its management during the first half of 2008, the company has been able to maintain strong production growth as well as its competitive cost structure, both of which has contributed a lot to our financial success. For the Company, 2008 is a year of growth. In the second half of the year, we will strive to achieve better performance and creates higher returns for all of our shareholders. “

For the first half of the year, our earnings per share reached RMB 0.62. To share our success with our shareholders, the Board of Directors has approved the payment of an interim dividend of HK$0.20 per share for 2008.
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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Account Director
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.fung@knprhk.com